November 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ankam Inc. Amendment No. 3 Registration Statement on Form S-1 Filed October 15, 2021 File No. 333-255392

Ladies and Gentlemen:

We are submitting this letter on behalf of Ankam Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 19, 2021 relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-255392) filed with the Commission on October 15, 2021 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Amendment No. 3 to Form S-1 filed October 15, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.

We note your response to prior comment 2. Please update your prospectus throughout to reflect the current status of your business. In this regard, we note your disclosure on page 19 that "[a]s of the date of this prospectus, our MoneySaverApp has not been developed yet." Please describe in the prospectus the estimated costs for the server and design development you disclosed in your response letter.

The provision was updated.

Sincerely,

/s/ Georgii Salbiev